FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 1, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated September 9, 2004, Supplement No. 2 to the Prospectus, dated September 23, 2004, Supplement No. 3 to the Prospectus, dated October 20, 2004 and Supplement No. 4 to the Prospectus, dated November 23, 2004. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to provide an update on the status of our offering and to reflect the fact that we have agreed to invest an additional $21,629,482 of the net proceeds of this offering in the Core Fund; and

•	to provide information regarding the dividends recently declared by our board of directors for the month of February 2005.

Status of Offering and Additional Investment in the Core Fund

     On November 23, 2004, we acquired 35,000 units in the Core Fund, representing the entire $35,000,000 interest we contracted to purchase from Hines US Core Office Capital Associates II Limited Partnership, an affiliate of Hines. We applied $19,287,461 to the purchase price of this interest on that date and agreed to pay the remaining $15,924,151 of deferred purchase price as we received additional net proceeds from this offering. As of the date of this Supplement, we have paid the remainder of the deferred purchase price for this interest.

     On the date hereof, we will acquire an additional 21,629.482 units in the Core Fund from Hines US Core LLC, an affiliate of Hines. We will acquire these units at the original purchase price paid by the seller, or $1,000 per unit, resulting in a total purchase price of $21,629,482. The total amount we will apply to the purchase price of these units on the date hereof is $2,492,000. We will pay the remaining $19,137,482 of deferred purchase price for these units as we receive additional net offering proceeds from this offering. To the extent we receive any distributions from the Core Fund in respect of these units which relate to periods prior to the date hereof, such amounts will be transferred to the seller of these units. To the extent we receive any distributions from the Core Fund in respect of these units which relate to period after the date hereof, but prior to the date we pay the deferred purchase price for these units in full, such distributions will be allocated between us and the seller of these units as follows: (i) the applicable amount of such distribution will be divided and deemed paid on a daily basis during such period, and (ii) each daily amount will be allocated between the parties based the relationship of the total purchase price paid versus the amount of deferred purchase price unpaid on such day.

     This transaction was unanimously approved by the members of both the conflicts committee of our board of directors and our entire board. As a result of this transaction, we now own a 18.78% non-managing general partner interest in the Core Fund.

Dividends Declared by Hines REIT’s Board of Directors

     On January 31, 2005, our board of directors declared dividends for the month of February 2005. In late December 2004, our board of directors also declared dividends for the month of January 2005. The declared dividends will be calculated based on shareholders of record each day during each month and will equal a daily amount that, if paid each day for a 365 day period, would equal a 6.0% annualized rate of return on an investment of $10.00 per share. The dividends will be aggregated and paid in cash in April 2005.